UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 19)1

PulteGroup, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

745867101
(CUSIP Number)

William J. Pulte
6515 Thomas Jefferson Court
Naples, Florida 34108
(248) 647-2750

with a copy to:

Steve Wolosky, Esq. Olshan Frome Wolosky LLP 1325 Avenue of the Americas New York, New York 10019 (212) 451-2300	Joel L. Rubinstein, Esq. Winston & Strawn LLP 200 Park Avenue New York, New York 10166-4193 (212) 294-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 25, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 745867101

1	NAME OF REPORTING PERSON William J. Pulte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,740,239
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,760,639
	10	SHARED DISPOSITIVE POWER 17,979,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,740,239
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 745867101

The following constitutes Amendment No. 19 to the Schedule 13D filed by the undersigned (“Amendment No. 19”).  This Amendment No. 19 amends the Schedule 13D as specifically set forth herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 25 and May 27, 2016, the Reporting Person closed the refinancing of certain obligations in connection with those certain loan/collar transactions initially entered into in May 2014. The purpose of the refinancing transactions (the “Refinancing Transactions”) is to provide the Reporting Person with liquidity to, among other things, further his philanthropic endeavors while protecting himself against risks associated with a potential decline in PHM’s stock price. The Reporting Person does not have any intention to deliver any Common Shares in connection with the Refinancing Transactions or any other loan agreements previously disclosed. As the founder and largest shareholder of PHM, the Reporting Person remains committed to seeking long-term value creation at PHM.

Pursuant to one refinancing transaction, the Reporting Person received a new loan in the principal amount of $22,432,000, which bears an interest rate of 1.87% and matures on June 5, 2017, and entered into the following collar: the Reporting Person sold to a counterparty a European-style call option referencing an aggregate of 1,800,000 Common Shares, which has an exercise price of $21.99 per Common Share and expires on June 5, 2017; and the Reporting Person purchased from a counterparty a European-style put option referencing an aggregate of 1,800,000 Common Shares, which has an exercise price of $12.70 per Common Share and expires on June 5, 2017. 1,800,000 Common Shares continue to serve as collateral for the new loan as was the case for the prior loan.

Pursuant to another refinancing transaction, the Reporting Person received a new loan in the principal amount of $22,432,000, which bears an interest rate of 1.87% and matures on June 5, 2017, and entered into the following collar: the Reporting Person sold to a counterparty a European-style call option referencing an aggregate of 1,800,000 Common Shares, which has an exercise price of $21.93 per Common Share and expires on June 5, 2017; and the Reporting Person purchased from a counterparty a European-style put option referencing an aggregate of 1,800,000 Common Shares, which has an exercise price of $12.70 per Common Share and expires on June 5, 2017. 1,800,000 Common Shares continue to serve as collateral for the new loan as was the case for the prior loan.

CUSIP NO. 745867101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2016

/s/ William J. Pulte
William J. Pulte